Auscrete Corporation

PO Box 847

504 East First Street

Rufus, OR. 97050

Ph: (541) 739-8298

Email: john@auscretehomes.com

December 29, 2014

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Division of Corporation Finance

Office of Manufacturing and Construction

100 F Street, NE

Washington, D.C. 20549-4631

Attn: Mr. Edward M. Kelly

Re: Auscrete Corporation

Registration Statement on Form S-1

File No: 333-199187

REQUEST FOR ACCELERATION OF EFFECTIVENESS

Dear Mr. Kelly,

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Auscrete Corporation (the "Registrant") hereby requests acceleration of the effective date of its Registration Statement on Form S-1 (File No. 333-199187), as amended (the "Registration Statement"), so that it may become effective at 4:00 p.m. Eastern Time on December 30, 2014, or as soon as practicable thereafter.

The Registrant hereby acknowledges that:

(i) should the Securities and Exchange Commission (the "Commission") or the staff, acting pursuant to delegated authority, declare the Registration Statement filing effective, it does not foreclose the Commission from taking any action with respect to the filing, and;

(ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement, and;

(iii) the Registrant may not assert comments of the Commission or the staff and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We request that we be notified of such effectiveness by email to myself, John Sprovieri at john@auscretehomes.com. We also respectfully request that a copy of the written order from the Commission verifying the effective time and date of such Registration Statement be sent via USPS mail to our address above.

Very Truly Yours,

Auscrete Corporation

/s/ John Sprovieri

John Sprovieri